OGDEN'S OWN DISTILLERY, INC.

COMBINED FINANCIAL STATEMENTS

December 31, 2019 and 2018 (UNAUDITED)

C O N T E N T S

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Ogden's Own Distillery, Inc.
Ogden, Utah

We have reviewed the accompanying combined financial statements of Ogden's Own Distillery, Inc. (the Company), which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah

April 30, 2020

OGDEN'S OWN DISTILLERY, INC.
COMBINED BALANCE SHEETS
December 31, 2019 and 2018 (UNAUDITED)

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,601,330	$ 65,783
Trade accounts receivable	326,071	260,006
Prepaid expenses	18,535	46,513
Inventories	658,810	649,836
Escrow deposit	-	5,000
TOTAL CURRENT ASSETS	2,604,746	1,027,138
PROPERTY AND EQUIPMENT	2,271,478	543,003
INTANGIBLES, NET	42,777	47,444
TOTAL ASSETS	$ 4,919,001	$ 1,617,585
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 54,898	$ 66,402
Accrued expenses	91,471	-
Current portion of long term liabilities	19,771	23,448
TOTAL CURRENT LIABILITIES	166,140	89,850
LONG-TERM LIABILITIES	1,413,341	252,040
DEFERRED INCOME TAXES	81,571	-
TOTAL LIABILITIES	1,661,052	341,890
EQUITY		
Members' equity	-	66,571
Common stock, $0.001 par value, 100,000,000 shares authorized, 2,038,037 and 1,780,000 shares issued and outstanding, respectively	2,038	1,780
Additional paid in capital	2,124,308	190,295
Retained earnings	1,131,603	1,017,049
TOTAL EQUITY	3,257,949	1,275,695
TOTAL LIABILITIES AND EQUITY	$ 4,919,001	$ 1,617,585

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, INC.
COMBINED STATEMENTS OF OPERATIONS
Years ended December 31, 2019 and 2018 (UNAUDITED)

	2019	2018
INCOME		
Revenue	$ 2,766,345	$ 2,239,558
Cost of goods sold	790,665	670,467
GROSS PROFIT	1,975,680	1,569,091
EXPENSES		
Selling expenses	708,485	427,633
General and administrative	832,314	632,068
Depreciation and amortization	72,227	71,832
	1,613,026	1,131,533
OPERATING INCOME	362,654	437,558
OTHER INCOME (EXPENSE)		
Interest income	128	2,489
Interest expense	(12,177)	(28,941)
Gain on disposal of assets	161,328	-
Other income	-	1,319
	149,279	(25,133)
NET INCOME BEFORE TAXES	511,933	412,425
Provision for income taxes	176,056	-
NET INCOME	$ 335,877	$ 412,425

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, INC.
COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2019 and 2018 (UNAUDITED)

	Common Stock		Additional Paid in	Member's	Retained	
	Shares	Amount	Capital	Equity	Earnings	Total
Balance January 1, 2018	1,780,000	$ 1,780	$ 190,295	$ 66,571	$ 691,899	$ 950,545
Distributions	-	-	-	-	(87,275)	(87,275)
Net income	-	-	-	-	412,425	412,425
Balance December 31, 2018	1,780,000	1,780	190,295	66,571	1,017,049	1,275,695
Conversion of Ogden's Own Holding member interest to common stock	88,997	89	62,557	(66,571)	3,925	-
Common stock issued for cash, net of issuance costs of $28,384	169,040	169	1,871,456	-	-	1,871,625
Distributions	-	-	-	-	(225,248)	(225,248)
Net income	-	-	-	-	335,877	335,877
Balance December 31, 2019	2,038,037	$ 2,038	$2,124,308	$ -	$1,131,603	$3,257,949

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, INC.
COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 2019 and 2018 (UNAUDITED)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 335,877	$ 412,425
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	67,560	67,165
Amortization of intangible assets	4,667	4,667
Gain on sale of assets	(161,328)	-
Deferred income taxes	81,571	-
Changes in operating assets and liabilities		
Trade accounts receivable	(66,065)	18,250
Other current assets	32,978	(51,513)
Inventories	(8,974)	(305,925)
Accounts payable	(11,504)	52,812
Accrued expenses	(3,014)	(5,263)
Income taxes payable	94,485	-
Net cash flows from operating activities	366,253	192,618
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment	(739,600)	(30,540)
Proceeds from sale of property and equipment	525,000	-
Net cash used by investing activities	(214,600)	(30,540)
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in bank line of credit	-	(68,501)
Cash paid to reduce long-term liabilities	(262,483)	(78,863)
Cash received from issuance of common stock	1,871,625	-
Cash paid for dividends	(225,248)	(87,275)
Net cash flows from (used by) financing activities	1,383,894	(234,639)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,535,547	(72,561)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	65,783	138,344
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,601,330	$ 65,783
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 12,177	$ 26,452
NON-CASH INVESTING ACTIVITIES		
Property and equipment acquired through long-term liabilities	$ 1,420,107	$ 14,082

The accompanying notes are an integral part of the financial statements.

See accountants' report.